EXHIBIT 9
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 25/2001
                                                     MUMBAI 29TH SEPTEMBER, 2001

             VSNL PRESENTS RS.754.81 CRORES DIVIDEND TO GOVERNMENT.

Shareholders of VSNL had approved a dividend of Rs.50 per share to be paid to all the Shareholders at the Annual General Meeting (AGM) at Mumbai held on 27th September, 2001 of the Company. This comprised of a Rs.10 per share regular dividend for the year ended 31.3.200l and a special dividend of Rs.40 per share. VSNL IS THE ONLY PSU IN THE CORPORATE WORLD IN RECENT TIMES TO HAVE RECOMMENDED DIVIDEND OF SUCH A HIGH ORDER OF 500%.

A dividend cheque for Rs.754.81 crores was presented to the Honorable Communications Minister Shri Pramod Mahajan, by Shri S.K. Gupta, Chairman and Managing Director of VSNL, at a ceremony held in Oberoi Hotel, Mumbai. This represents the dividend of Rs.50 per share for the 52.97% of the shares of VSNL held by the Government of India. The total dividend pay-out by VSNL this year is Rs.1425 crores.

VSNL has been paying a dividend of Rs.8 per share for the last 2 years. In the year 2000 it had also issued bonus shares of 2 for every one held, thereby tripling the shareholdings of its shareholders. This dividend now of Rs.50 per share is on the tripled no. of shares.

VSNL has continued with its impressive performances of the past many years, by improving its total revenue by 10.30% to Rs.7966 crores during the year ended 31st March 2001, in the face of growing competition and dropping rates. Profit after tax at Rs.1779 crores was significantly higher than the Rs.840 crores in the last year.

Earlier the Board of Directors of Videsh Sanchar Nigam Limited (VSNL) at its meeting held on 10th July, 2001 approved the audited accounts for the years ended 31st March, 2001, recommended Dividend of 500% i.e. Rs. 50/- per share of face value Rs. 10/- each. This is inclusive of normal Dividend of Rs. 10/- per share and special one time Dividend of Rs. 40/- per share. This special Dividend coincides with the listing of VSNL's American Depositary Receipts (ADR) on the New York Stock Exchange. VSNL is the only Indian PSU listed on a Stock Exchange in the United States of America (USA) as of date.

While  receiving  the dividend  cheque,  the  Honourable  Minister,  Shri Pramod
Mahajan expressed his immense satisfaction that VSNL has once again justified the confidence reposed by the Government of India by continuing its record of exemplary performance. He observed that India has embraced an aggressive policy of development of the IT industry and is set to emerge as a leading global player in the field of Information Technology. In this context, VSNL has an important role to play in developing the information infrastructure of the country. Shri Mahajan complimented VSNL for maintaining its excellent track record and also for taking long strides towards new growth thereby setting new records and become one of the icons of India's economic development.

Commenting on the occasion Shri S.K. Gupta, Chairman and Managing Director said that VSNL is able to turn in strong, consistent and ever-improving performances due to its focus on core technologies and optimally efficient management of the resources of the corporation. He said that VSNL'S strengths lay in its well-planned and extensive infrastructure; its committed manpower resources; long-term vision; and an aggressive marketing and sales strategy.

Commenting on VSNL's future, Shri Gupta said that VSNL has put itself into a position of strength, with strong financials, excellent technical manpower and well developed infrastructure. It has planned and prepared itself for the fast evolving market scenario in India and when the uncertainties surrounding the market place, clear, VSNL will be ready and prepared to take up its place as a pre-eminent provider integrated information services provider in India.

                                                /S/ DR. G.C. BANIK
                                                (DR. G.C. BANIK)
                                                CHIEF GENERAL MANAGER (PR)


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